UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd. (the “Company”) is furnishing its unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2025, as Exhibit 99.1 to this Form 6-K and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of and for the six month period ended June 30, 2025, as Exhibit 99.2 to this Form 6-K.

This report on Form 6-K, including its exhibits, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280, 333-288916 and 333-289655.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Condensed Interim Financial Statements (Unaudited) as of and for the Six Months Ended June 30, 2025
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: August 29, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board